NEWS RELEASE

EMX Royalty Announces New Nominees for Election to the Board of Directors

Vancouver, British Columbia, May 20, 2021 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that two additional nominees will be proposed for election to the Company's board of directors at its 2021 Annual General Meeting of Shareholders of the Company, scheduled for June 30, 2021.  Ms. Sunny Lowe and Mr. Henrik Lundin are being nominated as new independent directors of the board along with the existing five directors who will stand for re-election.  If all nominees are elected, the board would expand to seven directors, five of whom would be independent.

Ms. Sunny Lowe - Ms. Lowe is a CPA and CA with more than 20 years of finance, international tax and risk management experience mostly spent in the mining sector. Ms. Lowe is currently the Chief Financial Officer of INV Metals Inc., an international mineral resource company focused on the acquisition, exploration and development of precious and base metal projects in Ecuador. Prior to joining INV Metals, Ms. Lowe was with Kinross Gold Corporation, first as Vice President, Internal Audit & Enterprise Risk Management, and then as Vice President, Finance, overseeing the company's External Financial Reporting and Corporate Controllership functions. Ms. Lowe also worked at Inmet Mining Corporation where she held leadership roles across functions including Enterprise Risk Management, Global Taxation & Compliance, and Business Systems & Controls. Ms. Lowe obtained her CPA, CA designation while working at Ernst & Young LLP and an MBA from the Schulich School of Business.

Mr. Henrik Lundin - Mr. Lundin has considerable global experience in the natural resource sector.  He has a particularly strong understanding of the technical and business aspects of the oil and gas industry.  Currently Mr. Lundin is the Chairman of Gold Line Resources Ltd., a Fennoscandia focused gold exploration company, as well as a Senior Reservoir Engineer at Lundin Energy AB. Formerly, Mr. Lundin held the position of COO of TAG Oil Ltd and was responsible for the global operations and led the farm-in/farm-out processes in Australia and New Zealand. Mr. Lundin is a Swedish citizen and has a B.Sc. Petroleum Engineering degree from the Colorado School of Mines in Golden, Colorado.

About EMX. EMX is a precious, base, and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. See www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX
Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2021 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com